Exhibit 99.5

ParcelPal Logistics Inc. Reports Record Second Quarter 2022 Results Highlighted by Revenue Growth of 90% and All-Time Record Margins

Vancouver, British Columbia – August 30, 2022 – ParcelPal Logistics Inc. (“ParcelPal” or the “Company”), (OTC:PTNYF) (CSE:PKG) (FSE:PT0A) is pleased to announce its record Q2 2022 financial results for the quarter ended June 30, 2022, highlighted by revenue growth of 90% (to approximately $2.5M) coupled with all-time record gross margins of over 23%.  It is important to note that this was our highest Q2 revenue in the history of the Company.  Also, the back half of our year is when the Company always generates the lion’s share of its revenue, and we anticipate this trend to continue from years past.

Overview

In Q2 2022, the Company continued its expansion into new geographic areas and achieved our third largest quarter of revenue ever, which was driven by revenue growth of 90% to approximately $2.5 million (up from $1.3 million in Q2 2021).  Our gross margins continue its strong trend and hit an all-time high this quarter which were 23.4% (compared to 12.7% in Q2 2021).

Our solid revenue growth and continued strong margins are, in large measure, driven by our expansion into the United States, which is the world’s largest consumer market.

"The actions we have undertaken to grow our revenue, increase our gross margins and diversify our customer base have placed the Company in a better position to deliver value to our customers," said ParcelPal’s CEO Rich Wheeless. "Given the current difficult macroeconomic market, I am pleased with the trends and the progress we have made during the difficult economic and stock market conditions.  I plan on spending the remainder of the year working to benefit from economies of scale from our most recently completed acquisition in June 2022, as well as working to acquire new organic business.  We will also endeavor to tell our story of our operational success throughout the investment community as this is a great story."

"While we continue to grow, we recognize that we still have more work to do, and will continue to take actions to strengthen our core business," said ParcelPal’s CEO Rich Wheeless. “I believe we are poised for an amazing second half of the year to finish 2022 as our strongest year yet, despite certain headwinds that we and many companies face in a volatile market.”

Q2 2022 Financial Highlights:

June 30, 2022 compared to June 30, 2021 - Financial Highlights:

•
Record revenue in Q2 2022 and growth of 90% to $2,505,663 (up from $1,321,554 in Q2 2021). This represents the Company’s third largest revenue quarter since inception (Q4 2021 of $3.2M was the largest revenue quarter ever).

•	Record margins in Q2 2022 of 23.4% (up from 12.7% in Q2 2021).

•
Cash of $166,471 at June 30, 2022 compared to $551,961 at December 31, 2021, and vehicles and right-of-use assets of $903,219 compared to $652,353 at December 31, 2021.  The decrease in cash was largely attributable to continued expansion efforts.

•
During the quarter ended June 30, 2022, the Company’s net loss increased to $1,438,648 (compared to $454,722 in Q2 2021).  The loss for the period was greater than the comparative period because the Company amortized the customer contracts acquired in our two most recent acquisitions, which was a $631,119 amortization (non-cash) expense. We also had increased costs due to US organic expansion for a new site launched during the quarter, as well as increased costs related to labor and fuel prices.

•	Net cash flows used in operating activities decreased to $678K in Q2 2022 from $1.25M in Q2 2021.

Q2 2022 Highlights:

•
On June 16, 2022, the Company announced an agreement to begin operating an additional FedEx Ground site in the Utah area.  This business expansion is an entirely new site and new city, and unrelated to our previously announced acquisition. Importantly, this expansion has been organically developed and did not involve the issuance of stock or cash to acquire this site.

•
On June 1, 2022, the Company entered into an asset purchase agreement with Delta Express Delivery, Inc. whereby the Company acquired a customer contract between Delta and FedEx Ground making ParcelPal an independent service provider for FedEx.  In addition to the FedEx Contract the Company also acquired 12 delivery vehicles from Delta Express.

Subsequent to the period ended June 30, 2022, a few notable events occurred, including:

•
Brock Vandrick replaced Alex Nuttall on the board of directors.  Mr. Vandrick is the Senior Vice President at Wellington Dupont Public Affairs and has served in several senior roles at each level of Canadian government over the last 13 years. Most recently, he was the Chief of Staff to Ontario's Minister of Natural Resources. Prior to that, he served as the Director of Stakeholder Relations to the Premier of Ontario. Federally, he was an advisor to Canada's Minister of International Trade.

•
In August 2022, the Company also completed a $400K USD non-dilutive financing with ACH Capital West, LLC.  The agreement provides for a 10 month interest bearing note with the total repayment due in the amount of $568K USD.  Proceeds of the financing will be used for general working capital purposes, as well as to cover certain expansion capital costs and expenses.

Outlook

The Company's strategic priorities for the remainder of fiscal 2022 include:

•	Continued improvement in operating performance, and diversification of our customer base.

•	Building an exceptional and world-class brand with a focus on signing quality partners.

•	Using data, technology, and inbound selling to ramp up sales and revenue generation.

•	Continued expansion into large markets in Canada and the United States markets, including with new higher margin customer contracts.

The Company's complete quarterly financial results are available in its unaudited Financial Statements and Management's Discussion and Analysis for the quarter ended June 30, 2022, each of which have been filed with Canadian and United States securities regulatory agencies, and can be found respectively at www.sedar.com and www.sec.gov.

About ParcelPal Logistics Inc.

ParcelPal is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions. We are a customer-driven, courier and logistics company connecting people and businesses through our network of couriers in major Canadian cities including Vancouver, Calgary, and Toronto, and now in the western region of the United States.  Some of our verticals include pharmacy & health, meal kit deliveries, retail, groceries and more.

ParcelPal Website: www.parcelpal.com

Neither the Canadian Securities Exchange (“CSE”), the Securities and Exchange Commission nor any other securities regulatory authority has reviewed and do not accept responsibility for the adequacy or accuracy of this news release that has been prepared by management.  The information in this news release is not complete.  For a more complete description of all items referenced herein, please see our annual report on Form 20-F filed with the Securities and Exchange Commission and in our MD&A filed on Sedar, each as filed on the same date of this news release.

OTC – Symbol: PTNYF
CSE – Symbol: PKG
FSE – Symbol: PT0A

Contact Information

Investor Contact

investors@parcelpal.com
T: (587) 883-9811

Company Contact

Rick Underhill, Director of Investor Relations
ParcelPal Logistics Inc.
investors@parcelpal.com
T: (587) 883-9811

Forward Looking Information

This news release contains forward looking statements relating to the Proposed Transaction, and the future potential of ParcelPal.  Forward looking statements are often identified by terms such as "will", "may", "should", “intends”, "anticipates", "expects", “plans” and similar expressions.  All statements other than statements of historical fact, included in this release are forward looking statements that involve risks and uncertainties.  These risks and uncertainties include, without limitation, the risk that the Proposed Transaction will not be completed due to, among other things, failure to execute definitive documentation, failure to complete satisfactory due diligence, failure to receive the approval of the CSE and the risk that ParcelPal will not be successful due to, among other things, general risks relating to the mobile application industry, failure of ParcelPal to gain market acceptance and potential challenges to the intellectual property utilized in ParcelPal.  There can be no assurance that any forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The Company cannot guarantee that any forward-looking statement will materialize, and the reader is cautioned not to place undue reliance on any forward-looking information.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Forward looking statements contained in this news release are expressly qualified by this cautionary statement.  The forward-looking statements contained in this news release are made as of the date of this news release and the Company will only update or revise publicly any of the included forward looking statements as expressly required by Canadian securities laws.